UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission file number 001-39250

BROOKFIELD INFRASTRUCTURE CORPORATION

(Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor

New York, New York 10281

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit Index

Exhibit	Description

1.1

Underwriting Agreement dated May 17, 2021, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., and the underwriters party thereto (incorporated by reference to Exhibit 1.1 to Brookfield Infrastructure Partners L.P.’s Form 6-K filed on May 24, 2021).

4.1

Indenture dated May 24, 2021, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIPC Holdings Inc., as guarantors, Brookfield Infrastructure Finance ULC, as issuer, Computershare Trust Company of Canada, as Canadian trustee, and Computershare Trust Company N.A., as U.S. trustee (incorporated by reference to Exhibit 4.1 to Brookfield Infrastructure Partners L.P.’s Form 6-K filed on May 24, 2021).

4.2

First Supplemental Indenture dated May 24, 2021, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIPC Holdings Inc., as guarantors, Brookfield Infrastructure Finance ULC, as issuer, Computershare Trust Company of Canada, as Canadian trustee, and Computershare Trust Company N.A., as U.S. trustee (incorporated by reference to Exhibit 4.2 to Brookfield Infrastructure Partners L.P.’s Form 6-K filed on May 24, 2021).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE CORPORATION

Date: May 24, 2021	By:	/s/ Michael Ryan
Name: Michael Ryan
Title: Secretary